Aevi Genomic Medicine, Inc.

435 Devon Park Drive, Suite 715
Wayne, PA 19087

May 23, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street NE

Washington, D.C. 20549

Attn: Dorrie Yale

Re:	Aevi Genomic Medicine, Inc.
Registration Statement on Form S-3
Filed May 15, 2018
File No. 333-224929

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aevi Genomic Medicine, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-224929) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 PM, eastern time, on May 24, 2018, or as soon as thereafter as is practicable.

In connection with this request, we acknowledge to the Securities and Exchange Commission (the “Commission”) that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to direct any questions or comments concerning this request to Brian M. Katz, Esq. of Pepper Hamilton LLP at (215) 981-4193 or Scott R. Jones, Esq. of Pepper Hamilton LLP at (610) 640-7853.

AEVI GENOMIC MEDICINE, Inc.

By:	/s/ Brian D. Piper
Name: Brian D. Piper
Title: Chief Financial Officer and Corporate Secretary